SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

June 30, 2008

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards established by IBRACON, CFC and CVM

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1. We have performed a special review of the Quarterly Information (ITR) (Company and consolidated) of Gol Linhas Aéreas Inteligentes S.A., for the quarter and six months ended June 30, 2008, including the balance sheet, the related statement of income, statement of cash flows, comments on the Company’s performance and other relevant information, prepared under the responsibility of management.

2. We conducted our review in accordance with the specific rules established by IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modification that should be made to the Quarterly Information (ITR) referred to in paragraph 1 for it to be in accordance with specific regulations established by the Brazilian Securities Commission (CVM), applicable to preparation of Quarterly Information, including CVM Ruling No. 469/08.

4. As mentioned in Note 2, Law No. 11638, approved on December 28, 2007 became effective on January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and also changed accounting practices adopted in Brazil. Although the referred to Law is already effective, certain changes introduced by it depend on regulation by regulatory agencies to be applied by the companies. As such, in this transition phase, CVM, through CVM

Ruling No. 469/08, allowed non-application of all the provisions of Law No. 11638/07 in preparing the Quarterly Information (ITR). As such, the accounting information contained in the Quarterly Information (ITR) for the quarter ended June 30, 2008, was prepared according to specific CVM rulings and does not consider all the changes in accounting practices introduced by Law No. 11638/07. As described in Note 2, the application of additional CVM regulations on adoption of Law No.. 11638/07 did not generate significant impact on information related to prior periods, presented for purposes of comparison which, for this reason, has not been adjusted to include the changes in accounting practices introduced in 2008.

5. Accounting practices adopted in Brazil and the regulations issued by the Brazilian

Securities Commission (CVM), applicable to preparation of Quarterly Information (ITR), including CVM Ruling No. 469/08 differ, in certain significant aspects, from US generally accepted accounting principles. Information related to the nature and effect of these differences are presented in Note 2 to the Quarterly Information (ITR).

São Paulo, August 6, 2008.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (NOT AUDITED)
June 30, 2008 and March 31, 2008
(In thousands of reais)

		Parent Company		Consolidated

	Note	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Assets
Current assets
Cash and cash equivalents		9,551	129,272	356,024	637,734
Short-term investments	3	28,678	128,248	381,715	404,197
Accounts receivable	4	-	-	339,898	354,289
Inventories	5	-	-	143,114	186,222
Deferred taxes and carryforwards	6	-	33,849	85,628	71,302
Dividends receivable		150,522	164,117	-	-
Prepaid expenses		21,376	265	108,349	101,580
Credits with leasing companies		113,761	123,579	114,103	125,933
Other credits		3,653	3,926	67,996	84,455

Total current assets		327,541	583,256	1,596,827	1,965,712

Non-current assets
Long-term receivables
Escrow deposits	7	-	-	165,616	183,999
Deferred taxes	6	87,613	43,022	395,341	372,782
Credits with related companies	8	501,740	313,178	-	-
Other credits		1,222	762	10,774	10,531

Total long-term receivables		590,575	356,962	571,731	567,312

Permanent assets
Investments	9	1,149,790	1,385,290	981,227	981,501
Property and equipment (including
advances for aircraft acquisition of
R$ 914,455 on June 30, 2008 and
R$ 862,631 on March 31, 2008)	10	399	422	1,553,651	1,467,164
Deferred charges		274	274	30,391	26,120

Total permanent assets		1,150,463	1,385,986	2,565,269	2,474,785

Total non-current assets		1,741,038	1,742,948	3,137,000	3,042,097

Total assets		2,068,579	2,326,204	4,733,827	5,007,809

		Parent Company		Consolidated

	Note	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Liabilities
Current liabilities
Short-term borrowings	11	-	-	444,154	458,977
Suppliers		-	-	249,896	251,942
Operating leases payable		-	-	23,563	33,085
Payroll and related charges		-	-	154,378	165,794
Tax obligations		11,539	685	47,760	57,750
Landing fees and duties		-	-	108,450	88,864
Air traffic liability	12	-	-	419,466	292,441
Dividends and interest on shareholders’ equity		36,708	36,964	36,708	36,964
Mileage program	13	-	-	42,595	47,610
Other obligations		804	967	47,944	65,553

Total current liabilities		49,051	38,616	1,574,914	1,498,980

Non-current liabilities
Long-term borrowings	11	-	-	979,476	1,045,209
Provision for contingencies	14	-	-	57,852	61,520
Other obligations		7,881	7,627	109,938	122,139

Total non-current liabilities		7,881	7,627	1,147,266	1,228,868

Shareholders’ equity
Capital stock		1,363,946	1,363,946	1,363,946	1,363,946
Capital reserves		89,556	89,556	89,556	89,556
Income reserves		591,569	844,310	591,569	844,310
Adjustments to asset valuation		7,756	3,013	7,756	3,013
Treasury Stocks	15	(41,180)	(20,864)	(41,180)	(20,864)

Total shareholders’ equity		2,011,647	2,279,961	2,011,647	2,279,961

Total liabilities and shareholders’ equity		2,068,579	2,326,204	4,733,827	5,007,809

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF OPERATIONS (UNAUDITED)
Period from April 01 to June 30, 2008 and 2007
January 01 to June 30, 2008 and 2007
(In thousands of reais, except per share profit)

		Parent Company

		04.01.2008	04.01.2007	01.01.2008	01.01.2007
		to	to	to	to
	Note	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Gross operating revenue
Passenger		-	-	-	-
Cargo		-	-	-	-
Others		-	-	-	-

		-	-	-	-
Income taxes and contributions		-	-	-	-

Net operating revenues		-	-	-	-

Cost of services rendered		-	-	-	-

Gross profit		-	-	-	-

Operating expenses (income)
Commercial expenses		-	-	-	-
Administrative expenses		(1,179)	(1,305)	(3,430)	(3,739)
Financial expenses	18	(20,578)	(18,894)	(88,571)	(38,250)
Financial income	18	87,052	39,534	140,439	78,693
Other income		-	3,353	-	3,353

		65,295	22,688	48,438	40,057

Results of equity pickup
Equity accounting		(283,445)	140,993	(340,441)	217,675

Income before income tax and social
contribution		(218,150)	163,681	(292,003)	257,732

Income tax and social contribution	6	1,383	(6,607)	1,138	(9,080)

Net income		(216,767)	157,074	(290,865)	248,652

Number of outstanding shares at the
balance sheet date		202,300,591	202,294,509	202,300,591	202,294,509

Earnings per share (R$)		(1.07)	0.78	(1.44)	1.23

		Consolidated

		04.01.2008	04.01.2007	01.01.2008	01.01.2007
		to	to	to	to
	Note	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Gross operating revenue
Passenger		1,396,946	1,082,199	2,951,949	2,094,320
Cargo		56,260	38,696	104,632	72,719
Others		66,149	70,516	131,522	104,888

		1,519,355	1,191,411	3,188,103	2,271,927
Income taxes and contributions		(61,789)	(40,445)	(121,528)	(79,689)

Net operating revenues		1,457,566	1,150,966	3,066,575	2,192,238

Cost of services rendered	17	(1,529,110)	(1,136,704)	(2,945,696)	(1,964,207)

Gross profit		(71,544)	14,262	120,879	228,031

Operating expenses (income)
Commercial expenses	17	(122,378)	(85,942)	(262,585)	(162,364)
Administrative expenses	17	(103,459)	(61,354)	(192,905)	(111,178)
Financial expenses	18	(139,160)	(76,500)	(303,588)	(145,952)
Financial income	18	199,649	122,698	385,084	226,658

		(165,348)	(101,098)	(373,994)	(192,836)

Income before income tax and social
contribution		(236,892)	(86,836)	(253,115)	35,195

Income tax and social contribution		20,125	243,910	(37,750)	213,457

Net income		(216,767)	157,074	(290,865)	248,652

Number of outstanding shares at the
balance sheet date	6	202,300,591	202,294,509	202,300,591	202,294,509

Earnings per share (R$)		(1.07)	0.78	(1.44)	1.23

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF IN SHAREHOLDERS’ EQUITY
June 30, 2008 and March 31, 2008
(In thousands of reais)

	Capital stock		Capital reserves		Income reserves

				Subsidiary’s
				special			Adjustments
	Subscribed	Unrealized	Tax	goodwill	Legal	Reinvestment	to asset	Retained	Treasury
	capital	capital	incentives	reserve	reserve	reserve	valuation	earnings	shares	Total

Balance at December 31, 2007	1,363,946	-	60,369	29,187	80,865	873,958	2,667	-	-	2,410,992

Treasury stocks	-	-	-	-	-	-	-	-	(20,864)	(20,864)
Total comprehensive income, net of
taxes	-	-	-	-	-	-	346	-	-	346
Exchange rate variation on
Overseas investments
Net income for the year	-	-	-	-	-	-	-	(74,098)	-	(74,098)
Proposed profit allocation:
Dividends payable and interest on
shareholders’ equity	-	-	-	-	-	-	-	(36,415)	-	(36,415)

Balance at March 31, 2008 (unaudited)	1,363,946	-	60,369	29,187	80,865	873,958	3,013	(110,513)	(20,864)	2,279,961

Treasury shares	-	-	-	-	-	-	-	-	(20,316)	(20,316)
Total comprehensive income, net of
taxes	-	-	-	-	-	-	4,743	-	-	4,743
Net income for the year	-	-	-	-	-	-	-	(216,767)	-	(216,767)
Proposed profit allocation:
Dividends payable and interest on
shareholders’ equity	-	-	-	-	-	-	-	(35,974)	-	(35,974)

Balance at June 30, 2008 (unaudited)	1,363,946	-	60,369	29,187	80,865	873,958	7,756	(363,254)	(41,180)	2,011,647

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     STATEMENT OF CASH FLOWS
Period from April 01 to June 30, 2008 and 2007
January 01 to June 30, 2008 and 2007
(In thousands of reais)

	Parent Company

	04.01.2008	04.01.2007	01.01.2008	01.01.2007
	to	to	to	to
	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Net income for the period	(216,767)	157,074	(290,865)	248,652
Adjustments to reconcile net income to net cash provided by
operating activities:
Deferred income taxes	(1,383)	6,607	(1,138)	9,080
Equity accounting	283,445	(140,993)	340,441	(217,675)

Changes in operating assets and liabilities:
Prepaid expenses, taxes recoverable and other receivables	(7,224)	(20,469)	(17,502)	(34,801)
Credits with related companies	(188,562)	(40,692)	(418,834)	(22,962)
Suppliers	-	101	-	(84)
Taxes payable	10,854	16,525	9,947	(15,161)
Dividends and interest on shareholders’ equity	(256)	(1,283)	(38,902)	(2,663)
Other liabilities	91	(10,070)	1,224	(7,233)

Net cash generated by (used in) operating activities	(119,822)	(33,200)	(415,629)	(42,847)

Investing activities:
Financial investments	99,570	168,961	140,807	296,076
Investments in permanent assets	(47,945)	(144,969)	294,596	(197,691)
Dividends receivable		36,741		36,741
Treasury shares	(20,316)	-	(41,180)	-
Property and equipment acquisition includes
deposits for aircraft acquisition	-	-	(399)	-
Deferred	23	-	-	(274)

Net cash generated by (used in) investing activities	31,332	60,733	393,824	134,852

Financing activities:
Capital increase	-	2,009	-	2,224
Unrealized hedge result, net of taxes	4,743	5,835	5,089	14,137
Dividends paid	(35,974)	(70,708)	(72,389)	(113,468)

Net cash used in (generated by) financing activities	(31,231)	(62,864)	(67,300)	(97,107)

Net cash increase (decrease)	(119,721)	(35,331)	(89,105)	(5,102)
Cash and cash equivalents at the beginning of the period	129,272	166,561	98,656	136,332
Cash and cash equivalents at the end of the period	9,551	131,230	9,551	131,230

Additional information:
Interest paid for the period	(20)	2	(20)	2

Transactions not affecting cash:
	-	367,851	-	367,851

See accompanying notes.

	Consolidated

	04.01.2008	04.01.2007	01.01.2008	01.01.2007
	to	to	to	to
	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Net income for the period	(216,767)	157,074	(290,865)	248,652
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,641	22,604	67,744	42,197
Provision for doubtful accounts receivable	4,709	2,284	11,530	5,401
Allowance for inventories obsolescence	4,918	-	15,699	-
Deferred income taxes	(3,722)	(233,297)	(5,907)	(236,268)
Deferred amortization	8,265	164	10,120	4,046
Investment amortization	(274)	38	2,266	1,080

Changes in operating assets and liabilities:
Receivables	9,682	(70,510)	541,699	(59,738)
Inventories	38,190	(12,338)	50,899	(60,435)
Prepaid expenses, taxes recoverable and other receivables	(11,886)	(27,155)	123,867	19,363
Suppliers	(2,046)	76,592	(82,788)	58,564
Air traffic liability	127,025	86,493	(53,394)	(4,891)
Smiles mileage program	(5,015)	(7,455)	(7,485)	(7,455)
Taxes payable	(9,990)	71	(5,081)	(39,703)
Insurance payable	(19,144)	(14,001)	(43,899)	(41,954)
Payroll and related charges	(11,416)	15,302	(1,339)	31,937
Provision for contingencies	(3,668)	(3,511)	(106,940)	(1,082)
Dividends and interest on shareholders’ equity	(256)	(1,282)	(38,902)	(2,662)
Other liabilities	(602)	(19,506)	(47,540)	(16,904)

Net cash used in (generated by) operating activities	(56,356)	(28,433)	139,685	(59,852)

Investing activities:
Financial investments	22,482	65,601	134,922	92,180
Investments in permanent assets	548	(200,413)	93,791	(201,402)
Treasury shares	(20,316)	-	(41,180)	-
Deposits in guarantee	18,383	(45,664)	20,960	(38,840)
Property and equipment acquisition includes
deposits for aircraft acquisition	(122,128)	(4,831)	(358,232)	(173,433)
Deferred	(12,536)	(15,213)	(16,049)	(24,746)
Others	-	6,325	-	6,325

Net cash used in (generated by) investing activities	(113,567)	(194,195)	(165,788)	(339,916)

Financing activities:
Borrowings	(80,556)	147,919	(466,736)	641,852
Capital increase	-	2,009	-	2,224
Unrealized hedge result, net of taxes	4,743	5,835	5,089	14,137
Dividends paid	(35,974)	(70,708)	(72,389)	(113,468)

Net cash used in (generated by) financing activities	(111,787)	85,055	(534,036)	544,745

Net cash increase (decrease)	(281,710)	(137,573)	(560,140)	144,977
Cash and cash equivalents at the beginning of the period	637,734	982,540	916,164	699,990

Cash and cash equivalents at the end of the period	356,024	844,967	356,024	844,967

Additional information:
Interest paid for the period	(41,249)	(39,886)	(95,333)	(66,910)
Income tax and social contribution paid for the period	16,403	5,289	(43,656)	(22,811)
Transactions not affecting cash:
Goodwill on capital deficiency of VRG	-	412,317	96,927	412,317
Capital increase by issuance of shares for VRG acquisition	-	367,851	-	367,851

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE FINANCIAL STATEMENTS
Period from April 01 to June 30, 2008 and 2007
(In thousands of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of the Brazilian airline companies Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company and VRG Linhas Aéreas S.A. (VRG), differentiated regular air transportation services.

GOL is a low-cost low-fare airline, which provides regular and non-regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay, Chile and Peru. At June 30, 2008, GOL operated a 78-aircraft fleet, comprising 39 Boeing 737-800, 28 Boeing 737-700 and 11 Boeing 737-300. At June 30, 2008, the Company operated flights to 56 destinations, 48 of which in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay, 1 in Uruguay, 1 in Chile, and 1 in Peru.

On April 9, 2007, the Company assumed the control of VRG Linhas Aéreas S.A. (VRG). VRG operates domestic and international flights under its own brand (VARIG) offering differentiated services and incorporating a high efficiency operational model with management best practices. On April 4, 2007, the acquisition was approved by the National Civil Aviation Agency (ANAC). The acquisition of VRG is conditioned upon approval by the Brazilian Antitrust Agency (CADE). At June 30, 2008 VRG operated a 34-aircraft fleet, comprised of 7 Boeing 737-800, 4 Boeing 737-700, 13 Boeing 737-300, and 10 Boeing 767-300. At June 30, 2008, the Company operated flights to 19 destinations, 14 of which in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela, 1 in France, and 1 in Chile. VRG also offers a mileage plan (Smiles).

2. Basis of Preparation and Presentation of the Financial Statements

The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements provide for the additional requirements of the BOVESPA Novo Mercado (New Market).

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

The financial statements are presented in compliance with the pronouncement NPC 27 – Accounting Statements – Presentation and Disclosures, from the Brazilian Independent Auditors Institute – IBRACON, approved by the Brazilian Securities and Exchange Commission – CVM, provisions contained in the Brazilian Corporation Law, the Plan of Accounts prepared by the National Agency of Civil Aviation - ANAC, the complementary rules from CVM, and the accounting practices applied on a consistent basis for the financial year ending in 2007. The authorization for the conclusion of the preparation of these consolidated financial statements occurred in the Board of Directors Meeting of August 6, 2008.

The Quarterly Information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its direct subsidiaries Gol Transportes Aéreos S.A., GTI S.A., GAC Inc. and Gol Finance, and indirect subsidiaries VRG Linhas Aéreas S.A. and SKY Finance.

On December 14, 2006, VRG started its operations as a company with permission to provide air transportation services and, due to its formation process and recent history, there is no information for the preparation of pro-forma financial statements for previous periods for purposes of comparison.

Law No. 11,638/07

The Quarterly Information was prepared and is presented based on the same accounting practices adopted in the preparation of financial statements for the year ended December 31, 2007, applied on a consistent basis, except for the change in accounting practice resulting from application of present value discount in certain accounts due to the partial adoption of Law No. 11,638/07, as described below.

Law No. 11,639/07, approved on December 28, 2007, amended, revoked and introduced new provisions related to the preparation of financial statements in Brazilian Corporations Law (Law No. 6,404/76), from the year started on January 1, 2008, aiming at updating Brazilian Corporation Law to enable convergence of accounting practices adopted in Brazil with the practices defined by international accounting standards issued by the “International Accounting Standards Board – IASB”.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Law No. 11,638/07 (Continued)

On May 2, 2008, the Brazilian Securities and Exchange Commission (CVM) issued Ruling No. 469/08 on the implementation of Law No. 11,638/07, which enables companies to immediately apply all accounting provisions contained in the new law when providing Quarterly Information (ITRs) for 2008 year or to add explanatory notes to ITRs disclosing alterations that may have impacts on the financial statements for 2008 year, and estimate the possible effects on shareholders' equity and results for the period.

The Company’s management decided to follow the partial application of Law No. 11,638/07 in the presentation of Quarterly Information – ITRs, to the minimum extent required by CVM Ruling No. 469, issued on May 2, 2008.

The Company’s management identified that, among the items of which the partial or total application is mandatory as of the first Quarterly Information of 2008, adjustments to present value have impact on the Company’s financial statements. The Company assessed situations in which there may be a difference on the date of initial recognition between nominal value and future cash flows value discounted by a market interest rate. The assessment resulted in the adjustment of certain noncurrent accounts receivable arising from renegotiations with leasing companies, whose adjustments net of tax effects were considered not material. For December 31, 2008, considering the assumption that no significant changes will occur in the business, the effects may be similar. The effects of the discount to present value of accounts receivable and payable on shareholders’ equity and the statement of income were considered not to be material, as such, they were not recorded. In the sales of tickets financed by customers, revenues were already recorded by the value of the ticket not including any charges resulting from parceling elected by customers.

As mentioned in Note 20, the Company maintains a stock option plan granted to employees and already discloses the same information required in compliance with U.S. GAAP in its financial statements prepared in accordance with the accounting practices adopted in Brazil. The accounting of stock options of shares has not yet been standardized by the CVM. The Company estimates, based on the criteria of U.S. GAAP, which are similar to IFRS 2 – Share Based Payment of IASB, that the results and shareholders’ equity for the year ending December 31, 2008 would be reduced by approximately R$ 2,150 (R$ 3,702 in 2007) if recording of the compensation expenses by means of stock options exercise were required in 2008.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Law No. 11,638/07 (Continued)

The Company believes that the other minimum requirements of CVM Ruling No. 469 have no effect on its financial statements since the Company’s investments were not affected by the changed rule for valuation of investments in affiliates; it did not make transactions involving premiums received on issuing debentures, donations or investment grants and does not adopt revaluation of assets as accounting practice.

Additionally to the minimum requirements of CVM Ruling No. 469, the Company estimated, based on a preliminary analysis, the other changes to be applied in the preparation of its financial statements for the year ending December 31, 2008, due to the Law No. 11,638/07, considering the technical pronouncements and standards existing on the date of approval of the Quarterly Information for the quarter ended June 30, 2008; as well as international standards. The changes identified and described below might have a material impact on the financial statements of the Company and its subsidiaries, which will be presented in comparison with 2007 amounts so that the two years be presented in compliance with the same accounting practices.

As mentioned in Note 19, the Company has operating leasing contracts, which will be eligible for being recorded as depreciable asset in property and equipment against the existing obligation in the estimated amount of R$ 980,253. Previously, the recording was made upon payment consideration accounted for as leasing expenses. The Company estimates that this change of accounting practice, when applied retrospectively in the financial statements of the year ended on December 31, 2007, could increase shareholders’ equity by approximately R$ 26,000 and net income for the same year by approximately R$ 25,000, net of tax effects. The estimates were made considering that application of Pronouncement IAS 17 – Leases from IASB to the economic nature of transactions will result in differences similar to those existing between the statutory financial statements and the financial statements prepared in accordance with U.S. GAAP.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Law No. 11,638/07 (Continued)

The Company also evaluated the definition of new criteria for classification and valuation of investments in financial instruments, including derivatives, and in credit rights and credit securities and did not identify material impacts considering that the Company had already been adopting accounting practices aligned with international standards for measuring and recording financial instruments, as described in the financial statements for the year ended December 31, 2007 and in the present Quarterly Information - ITR.

The following table gives a summary of best estimate of the effects of Law No. 11,638/07 on consolidated shareholders’ equity and consolidated net income for the periods ended June 30, 2008 and March 31, 2008.

	Consolidated

	06.30.2008	03.31.2008

Shareholders’ equity before changes introduced by
Law No. 11,638/07	2,011,647	2,279,961

Capital leases	15,913	12,844
Capitalized interest of aircraft under capital lease in
the phase of construction	23,569	18,316
Deferred income tax and social contribution on adjustments	(13,424)	(10,594)

Net effect of full application of Law No. 11,638/07	26,058	20,566

Shareholders’ equity after changes introduced by
Law No. 11,638/07 applicable to the Company	2,037,705	2,300,527

	Consolidated

	06.30.2008	03.31.2008

Loss before changes introduced by Law No. 11,638/07	(216,767)	(74,098)

Capital leases	4,931	4,615
Stock options compensation cost	(548)	(506)
Capitalized interest of aircraft under capital lease in
the phase of construction	3,899	1,554

Deferred income tax and social contribution on adjustments	(2,816)	(1,926)

Net effect of full application of Law No. 11,638/07	5,466	3,737

Loss after changes introduced by Law No. 11,638/07
applicable to the Company	(211,301)	(70,361)

The initial measurement is subject to changes due to new accounting pronouncements on these matters as well as future regulations to be issued by the regulatory agencies.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Law No. 11,638/07 (Continued)

Besides the adjustments with effects on net income and shareholders' equity, the Company identified reclassifications between permanent asset items arising from the creation of an Intangible subgroup in its accounts to record the rights based on intangibles, which include goodwill and certain items previously classified in property, and equipment. The reclassifications will be recorded in the financial statements for the year and are summarized below:

	Balances on 06.30.2008

	Before		After
Account	reclassifications	Values	reclassifications

Investments (a)	981,227	(980,223)	1,004
Property and equipment (b)	1,553,651	(24,184)	1,529,467
Deferred assets (c)	30,391	(19,780)	10,611
Intangible assets	-	1,024,187	1,024,187

	2,565,269	-	2,565,269

	Balances on 03.31.2008

	Before		After
Account	reclassifications	Values	reclassifications

Investments (a)	981,501	(980,223)	1,278
Property and equipment (b)	1,467,164	(17,749)	1,449,415
Deferred assets (c)	26,120	(15,673)	10,447
Intangible assets	-	1,013,645	1,013,645

	2,474,785	-	2,474,785

(a) Reclassification of goodwill arising from VRG acquisition currently classified as investment to intangible assets;
(b) Reclassification of software use rights currently recorded in property and equipment to intangible assets;
(c) Reclassification of expenses with projects and systems development and implementation from deferred assets to intangible assets.

Certain reclassifications and write-off of deferred assets will also be made based on detailed analysis of items classified in this subgroup

The Company was already presenting quarterly statements of its cash flows and statement of added value in its annual financial statements. Since the statement of changes in financial position is no longer required by Law No. 11,638/07, that disclosure has been discontinued.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Law No. 11,638/07 (Continued)

In addition, the subsidiary VRG has a mileage program, whose accounting in accordance with U.S. GAAP differs significantly from the accounting practices adopted in Brazil, requiring accounting of the obligations of this program based on the fair value of miles issued to clients of the program. In the preliminary evaluation by the Company, Law No. 11,638/07 did not change the accounting practices adopted in Brazil related to this subject. However, international standards are migrating to an accounting standard closer to U.S. GAAP and it is possible that in the near future new pronouncements will also come to change this accounting practice for purposes of preparing Company’s statutory financial statements. The Company will continue evaluating the effects of new pronouncements and future regulations applicable to the preparation of its December 31, 2008 financial statements.

Effects of new pronouncements

On November 1, 2007, the Brazilian Securities and Exchange Commission - CVM approved the pronouncement CPC-01 – Accounting for the Impairment of Assets that requires an analysis of the recoverability of property and equipment, intangible and deferred assets. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

On January 29, 2008, the Securities Commission - CVM approved the pronouncement CPC-02 from the Accounting Pronouncements Committee about the effects of changes in exchange rates and currency translation of financial statements that will come into effect on January 1, 2009. The CPC-02 determines how to include transactions in foreign currency and overseas operations in the Brazilian entity financial statements, as well as translate the financial statements of overseas entities into the presentation currency of financial statements in Brazil for purposes of recording equity pickup, full and proportional consolidation of the financial statements and also how to translate the Brazilian entity financial statements into another currency. The CPC-02 introduces the concept of functional currency that was not previously observed by the accounting practices adopted in Brazil. According to the new concepts, the Company concluded that the functional currency of the parent company is the Real, same currency as that in which the Company maintains its accounting records and presents its financial statements. Regarding its overseas subsidiaries, the Company believes that, for not have an economic and administrative independence they correspond to an extension of the activities of the Company in Brazil. The Company is assessing the effects from applying CPC 02 on its financial statements including its retrospective application.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Differences in accounting practices between financial statements prepared in BRGAAP and under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America, and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming to fulfill the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its financial statements prepared as per Brazilian Corporation Law and under USGAAP.

Accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment. At June 30, 2008, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 115,617 lower (R$ 192,445 at June 30, 2007) and the shareholders’ equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 80,942 lower (R$ 35,332 at March 31, 2008) in comparison with the financial statements prepared under USGAAP.

As of June 30, 2008, reconciliation of net income and shareholders’ equity is as follows:

	Shareholders’
	Equity	Net Income

As per Brazilian Corporation Law	2,011,647	(290,865)
Mileage program	(22,058)	6,873
Maintenance deposits	331,436	9,082
Aircraft leasing	15,913	9,546
Deferred income tax	5,528	96,168
Results of sale-leaseback transactions	(3)	820
Effects of VRG acquisition	(238,641)	-
Others	(11,234)	(6,872)

USGAAP	2,092,588	(175,248)

There are also differences in the classification of assets, liabilities and income items.

3. Short-Term Investments

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Short-term Investments
Bank Deposit Certificates – CDB	16,082	50,977	89,899	99,200
Government securities	12,596	77,271	214,949	282,062
Fixed-income investments overseas	-	-	76,867	22,935

	28,678	128,248	381,715	404,197

The government securities integrate the portfolio of exclusive investment funds. Investment funds take part in operations comprising financial derivative instruments recorded in balance sheet or memorandum accounts, which aim at managing the Company’s exposure to market and foreign exchange rate risks. On June 30, 2008, there are financial applications in the amount of R$ 18,181 (R$ 8,636 at March 31, 2008), linked to guarantees represented by hedging contracts.

Financial investments in CDBs (Bank Deposit Certificates) have an average earning, net of taxes, of approximately 0.99% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized income.

Fixed income investments overseas refer to securities issued by international banks (“time deposits” and swaps) that jointly have interest yield of approximately 0.95% per month, government securities issued by the Austrian Government that have interest yield, net of taxes, of approximately 0.75% per month.

4. Accounts Receivable

	Consolidated

	06.30.2008	03.31.2008

Local currency:

Credit card administrators	64,982	92,645
Travel agencies	159,983	137,193
Installment sales	74,018	75,581
Cargo agencies	16,293	12,286
Other	29,172	20,698

	344,448	338,403

Foreign currency	30,277	46,004

Allowance for doubtful accounts	(34,827)	(30,118)

	339,898	354,289

4. Accounts Receivable (Continued)

Changes in the allowance for doubtful accounts is as follows:

	Consolidated

	06.30.2008	03.31.2008

Balances at beginning of year	(30,118)	(23,297)
Additions	(5,985)	(8,105)
Recoveries	1,276	1,284

Balances at end of year	(34,827)	(30,118)

The breakdown of the accounts receivable aging list is as follows:

	Consolidated

	06.30.2008	03.31.2008

To be due	315,415	310,018
Past-due for less than 30 days	9,793	43,897
Past-due from 31 to 60 days	5,148	4,196
Past-due from 61 to 90 days	3,598	4,839
Past-due from 91 to 180 days	15,178	7,154
Past-due from 181 to 360 days	4,253	7,176
Past-due for more than 360 days	21,340	7,127

	374,725	384,407

On June 30, 2008, the accounts receivables from travel agencies and its administrators, in the amount of R$ 22,468 (R$ 16,937 at March 31, 2008), are loan-linked agreements guarantees.

5. Inventories

	Consolidated

	06.30.2008	03.31.2008

Consumption materials	18,729	17,978
Parts and maintenance material	117,674	120,409
Advances to suppliers	12,208	25,305
Imports in transit	4,875	27,512
Other	5,327	5,799
(-) Provision for obsolescence	(15,699)	(10,781)

	143,114	186,222

On June 30, 2008, the pledge of parts and equipment amounting to R$ 110,520 (R$153,056 on March 31, 2008) are related to loan agreements guarantees.

6. Deferred and Recoverable Taxes and Provision for Income Tax and Social Contribution

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Taxes Recoverable or Offsettable
PIS and Cofins	-	-	1,853	1,344
ICMS	-	-	5,983	-
Prepayment of IRPJ and CSSL	8,164	8,164	29,805	9,437
IRRF on financial investments	11,951	9,644	12,425	10,131
Government tax withheld	-	-	11,624	13,610
Value-added tax recoverable	-	-	9,146	8,145
Others	8,629	6,946	9,927	13,578

	28,744	24,754	80,763	56,245

Deferred Income Tax and Social Contribution
Tax credits on accumulated tax losses	43,286	38,322	147,169	142,205
Social contribution tax losses	15,583	13,795	52,981	51,193

	58,869	52,117	200,150	193,398

Temporary differences:
Provisions for losses on assets	-	-	127,812	127,812
Provisions for contingencies	-	-	18,892	22,258
Allowance for doubtful accounts	-	-	27,959	25,593
Provision for equipment maintenance	-	-	7,500	7,500
Others	-	-	13,028	4,954

	-		195,191	188,117
Tax credits arising from merger	-	-	4,865	6,324

	58,869	52,117	400,206	387,839

	87,613	76,871	480,969	444,084

Short-term	-	(33,849)	(85,628)	(71,302)

Long-term	87,613	43,022	395,341	372,782

The tax credits arising from the merger of BSSF II Holdings Ltda. with the subsidiary GOL, occurred on March 29, 2004, is being amortized on a straight-line basis over 60 months since May, 2004.

The results settled in the first half of 2008 do not change significantly the forecast of realization of deferred tax credits, as described in the financial statements of the year ended on December 31, 2007.

6. Deferred and Recoverable Taxes and Provision for Income Tax and Social Contribution (Continued)

The reconciliation of income and social contribution tax expenses, calculated by applying combined statutory tax rates with amounts presented in the statement of income, is set forth below:

	Income tax and social contribution

	Parent Company		Consolidated

Description	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Income before income tax and social contribution	(292,003)	257,732	(253,115)	35,195
Combined tax rate	34.0%	34.0%	34.0%	34.0%
Income tax and social contribution at
combined tax rate	99,281	87,629	86,059	11,966
Adjustments for effective rate calculation:
Income tax on equity pickup and exchange rate on
investments overseas	(92,773)	(84,762)	-	-
Benefits of deferred income tax and social
contribution of subsidiaries	(5,370)	29,469	18,136	(202,751)
Benefit not constituted on tax loss		-	(147,180)	-
Indeductible expenses of subsidiaries	-	-	5,235
Income tax on permanent differences		-	-	584
Interest on shareholders’ equity tax effect	-	(23,256)	-	(23,256)

Benefit (expense) of Income tax and social
contribution	1,138	9,080	(37,750)	(213,457)

Effective rate	-	3.5%	-	-

Current income tax and social contribution	-	-	(43,657)	22,811
Deferred income tax and social contribution	1,138	9,080	5,907	(236,268)

	1,138	9,080	(37,750)	(213,457)

7. Escrow Deposits

	Consolidated

	06.30.2008	03.31.2008

Escrow deposits for aircraft leasing contracts	109,035	134,113
Judicial deposits	56,581	49,886

	165,616	183,999

The escrow deposits for aircraft leasing contracts are denominated in U.S. Dollars and are fully redeemable at the maturity dates of the lease contracts in the event that default in payments of contractual obligations does not occur.

The judicial deposits refer to guarantees of contingent liabilities related to labor, civil and tax related claims.

8. Transactions with Related Parties

GOL maintains operating agreements with related companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by a related company whose lease agreement expires on April 01, 2009 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation.

The balances payable to related companies, in the amount of R$ 672 (R$ 512 on March 31, 2008) are included in the suppliers’ balances together with third-party operations. The amount of expenses which affected income on June 30, 2008 is R$ 3,136 (R$ 1,923 on June 30, 2007).

The Company has entered into intercompany loan agreements with its subsidiaries. At June 30, 2008 balances receivable from subsidiaries GAC Inc. in the amount of R$ 48,262, R$ 426,129 from VRG Linhas Aéreas S.A. and R$ 26,019 from Gol Transportes Aéreos S.A. and R$ 1,330 from GTI S.A., related to intercompany loans without any established charges, endorsements or guarantees, are classified as non-current asset.

9. Investments in Subsidiaries

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Gol Transportes Aéreos S.A.	769,946	819,591	-	-
GTI S.A.	183,028	406,078	-	-
GAC Inc.	196,816	159,621	-	-
VRG Linhas Aéreas S.A.	-	-	980,223	980,223
Other investments	-	-	1,004	1,278

	1,149,790	1,385,290	981,227	981,501

9. Investments in Subsidiaries (Continued)

On March 28, 2007, the Company, through its subsidiary GTI S.A., announced the acquisition of 100% of the shares of VRG Linhas Aéreas S.A. (VRG) for R$ 568,263, of which R$ 200,412 were paid in local currency and R$ 367,851 were paid through the issue of preferred shares by the Company. The Company assumed control of the operations of VRG on April 9, 2007. As part of the acquisition, the subsidiary GTI S.A. assumed the obligations resulting from the Public Notice in connection with the auction for the judicial sale of the Varig Production Unit (UPV) that took place on July 20, 2006 at the 1st Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, resulting in the creation of VRG.

The goodwill in the acquisition amounting R$ 980,223 was determined based on the balance sheet of the acquired company reflecting all the existing assets and liabilities identified and measurable on the date of the acquisition, excluding capitalizable credits with the older shareholder amouting R$ 192.795. The goodwill arising on the VRG acquisition is based on expected future profitability determined by technical studies of independent specialists taking into account economic and financial assumptions and will be amortized in proportion to expected future benefits.

Based on the provisions of the VRG acquisition agreement, the Company has started an arbitrage process aiming to determine the purchase price adjustment involving accounts receivable from sellers of R$ 153,000.

Changes in investments for period ended June 30, 2008 is presented below:

	Gol
	Transportes	GAC	Gol		Total
	Aéreos S.A.	Inc.	Finance	GTI	Investiments

Balances at March 31, 2008	819,591	159,621	-	406,078	1,385,290
Equity accounting results	(44,577)	(15,775)	(876)	(222,131)	(283,359)
Unrealized hedge results	(4,980)	-	-	(919)	(5,899)
Dividends	-	-	-	-	-
Return of capital increase	-	-	-	-	-
Exchange rate variation on overseas
investments	(88)	52,970	621	-	53,503
Reclassification of capital deficiency	-	-	255	-	255

Balances at June 30, 2008	769,946	196,816	-	183,028	1,149,790

9. Investments in Subsidiaries (Continued)

Significant information about direct and indirect subsidiaries as of June 30, 2008, is summarized below:

Subsidiaries	Total owned shares	Interest %	Paid-up Capital	Shareholders' Equity	Net income (loss) of subsidiaries

Direct
Gol Transportes Aéreos S.A.	451,072,643	100%	526,489	769,946	77,563
GTI S.A.	799,999,999	100%	169,148	183,028	(432,010)
Gol Finance	1	100%	-	(7,881)	(1,786)
GAC Inc.	1	100%	-	196,816	15,793

Indirect
VRG Linhas Aéreas S.A.	1,015,450,268	100%	307,395	(888,122)	(430,949)
SKY Finance	1	100%	-	(16,114)	(8,742)

Credits and transactions between the parent company and its subsidiaries are detailed in Note 8. Subsidiaries do not have shares traded on the stock market.

As part of VRG acquisition process, on April 9, 2007, the Company contributed capital in the subsidiary GTI S.A in the amount of R$ 507,000, of which R$ 107,000 in local currency and R$ 400,000 in shares issued by the Company and destined to capital reserve.

10. Property and Equipment

	Consolidated

	06.30.2008				03.31.2008

	Annual
	depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Spare parts kits	20%	495,217	(200,011)	295,206	289,543
Spare engines	20%	148,042	-	148,042	124,997
Aircraft reconfiguration	5%	85,167	(47,505)	37,662	44,087
Aircraft and safety equipment	20%	1,259	(416)	843	870
Tools	10%	9,505	(1,563)	7,942	8,075

		739,190	(249,495)	489,695	467,572
Property and equipment in
service
Software licenses	20%	46,261	(22,077)	24,184	17,748
Vehicles	20%	6,222	(2,832)	3,390	3,676
Machinery and equipment	10%	17,398	(3,185)	14,213	12,634
Furniture and fixtures	10%	13,097	(3,250)	9,847	9,619
Computers and peripherals	20%	22,400	(9,863)	12,537	12,321
Communication equipment	10%	1,905	(590)	1,315	1,331
Facilities	10%	4,145	(950)	3,195	3,138
Maintenance Center (Confins)	7.65%	36,893	(4,580)	32,313	32,968
Leasehold improvements	20%	6,165	(3,230)	2,935	2,694
Construction in progress	-	45,572	-	45,572	40,832

		200,058	(50,557)	149,501	136,961

		939,248	(300,052)	639,196	604,533

Advances for aircraft acquisition	-	914,455	-	914,455	862,631

		1,853,703	(300,052)	1,553,651	1,467,164

Advances for aircraft acquisition, net of returns, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 60 Boeing 737-800 Next Generation (62 aircraft in March 31, 2008), amounting to R$ 914.455 and other payments related to future aircraft acquisitions including capitalized interest of R$28.537 (R$ 26,458 in March 31, 2008).

On June 30, 2008, the advances for aircraft acquisition amounting US$ 310 million corresponding to R$ 493,5 millions, based on the exchange rate at the date of the end of the period, are linked to loan agreement guarantee.

11. Loans and Financing

	Average effective interest
	rate per annum		Consolidated

Current:	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Local Currency
Working capital	10.25%	10.25%	-	31,833
BNDES Loan	8.90%	9.15%	15,032	14,973
BDMG Loan	10.66%	10.27%	1,238	539
Interest			-	1,397

			16,270	48,742
Foreign Currency
PDP loan for acquisition of aircraft	3.94%	4.42%	301,298	272,495
Bank Loans	3.75%	2.60%	95,514	103,488
IFC Loan	5.96%	5.96%	15,871	11,960
Interest			15,201	22,292

			427,884	410,235

			444,154	458,977

Long term:
Local Currency
BDMG Loan	10.66%	10.27%	13,539	13,936
BNDES Loan	8.90%	9.15%	43,723	47,268

			57,262	61,204

Foreign Currency
PDP loan for acquisition of aircraft	3.94%	4.42%	185,960	182,691
Bank Loans	5.96%	5.96%	59,696	68,273

Senior notes	7.50%	7.50%	358,178	388,081
Perpetual notes	8.75%	8.75%	318,380	344,960

			676,558	733,041

			979,476	1,045,209

			1,423,630	1,504,186

Long-term loan and financings maturities, considering the 12-month period from July 1 to June 30 of each year are as follows:

					After
	2009	2010	2011	2012	2012	Total

Local currency:
BDMG Loan	1,503	3,009	3,009	3,009	3,009	13,539
BNDES Loan	7,090	14,180	14,181	8,272	-	43,723

Foreign currency:
PDP Loan for the acquisition of
aircraft	185,960	-	-	-	-	185,960
IFC Loan	6,632	13,266	13,266	13,266	13,266	59,696
Senior notes					358,178	358,178

	201,185	30,455	30,456	24,547	374,453	661,096

Perpetual notes					318,380	318,380

Total						979,476

11. Loans and Financing (Continued)

The fair value of senior and perpetual notes at June 30, 2008, reflecting the frequent market price fluctuations of such instrument, based on the exchange rate prevailing at the date of the fiscal year closing, are as follows:

	Consolidated

	Carrying Value	Market Value

Senior Notes	358,178	296,446
Perpetual Notes	318,380	271,443

On March 6, 2008, the Company submitted to BNDES a letter of credit, with maturity on March 4, 2009, in compliance with all contractual obligations assumed. At June 30, 2008, the Company was not in compliance with a financial covenant established in its loan contract with the BNDES totaling R$ 58,755. The Company obtained from lender the specific consent to maintain debt liquidity ratio higher than those established in the agreements that permit the maintenance of R$ 43,723 as long-term. On May 20, 2008, the Company and the IFC (International Finance Corporation) signed a contract additive changing the conditions originally established relating to financial ratios. On June 30, 2008, the Company was in compliance with the new ratios settled with the IFC.

12. Air traffic Liability

At June 30, 2008, the balance of air traffic liability of R$ 419,466 (R$ 292,441 at March 31, 2008) is represented by 1,794,160 (1,954,264 at March 31, 2008) of tickets sold and not yet used with 53 days of average term of use.

13. Mileage Program

The issue of awards consists in used miles for exchange into tickets or for class change on the VRG flights according to the program statute. The miles earned by participants are valid for three years, starting from the month of the redemption, while the tickets issued using miles are valid for one year.

At June 30, 2008, the Smiles mileage program carried 3,217,608 one-way tickets earned but not redeemed by its participants.

13. Mileage Program (Continued)

The changes in obligations balance of the mileage program, considering the accumulated miles number, are demonstrated as follows:

Balances at March 31, 2008	47,610

Accumulated and granted miles	20,153
Reedemed and used or expired miles	(22,168)

Balances at June 30, 2008	42,595

14. Provision for Contingencies

At June 30, 2008, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, being 989 administrative proceedings, 8,512 civil proceedings and 2,551 labor claims. Of these numbers, 908 administrative proceedings, 7,981 civil proceedings and 396 labor claims emerged as a result of the operation of the Company and the remainder, is due to requests for recognition of the VRG succession of the former VARIG.

The changes in provision for contingencies in second quarter are as follows:

	Contingencies

	Labor	Civil	Total

Balances at March 31, 2008	48,569	12,951	61,520
Recording of provisions	-	2,063	2,063
Reversion of provisions	(5,731)	-	(5,731)

Balances at June 30, 2008	42,838	15,014	57,852

The provisions are recorded for possible losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

The judicial deposits relative to labor and civil contingencies provision are R$ 13,686 (R$ 11,695 on March 31, 2008) and R$ 3,051, respectively.

14. Provision for Contingencies (Continued)

The Company is challenging in court the VAT (ICMS) levy on aircraft and engine imports under operating lease without purchase option in transactions carried out with lessors headquartered in foreign countries. The Company’s Management understands that these transactions represent simple lease in view of the contractual obligation to return the asset subject matter of the contract, which will never be considered as Company’s asset. Given that there is no circulation of goods, relevant tax triggering event is not characterized. The estimated aggregate value of lawsuits filed is R$ 192.703 at June 30, 2008 (R$ 188.649 at March 31, 2008) monetarily adjusted and not including charges on arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits. The accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require setting up of a provision for losses in these circumstances. Although the results of those proceedings cannot be estimated, the final judgment of those actions will not have a relevant side effect on the Company’s financial position, operating income and cash flow, according to Management’s opinion supported by its outside legal advisors.

15. Shareholders’ Equity

a) Capital stock

At June 30, 2008, the capital stock is represented by 202,300,591 shares, of which 107,590,792 common shares and 94,709,799 preferred shares. Equity interest at the Company is as follows:

	06.30.2008			03.31.2008

	Common	Preferred	Total	Common	Preferred	Total

ASAS Fund	100.00%	39.79%	71.81%	100.00%	39.79%	71.81%

Others	-	1.96%	0.92%	-	2.28%	1.07%

Treasury stocks	-	1.66%	0.78%	-	0.79%	0.37%

Market	-	56.59%	26.49%	-	57.14%	26.75%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

15. Shareholders’ Equity (Continued)
a) Capital stock (Continued)

The authorized capital at June 30, 2008 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase capital, regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, when these are placed through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided by the law. Issue of founders’ shares is prohibited under the terms of the Company’s Bylaws.

Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, being assured of dividends at least equal to those attributed to common shares.

The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at June 30, 2008, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 17.92 and US$ 11.28 on the New York Stock Exchange – NYSE. The net asset value per share at June 30, 2008 was R$ 9.94 (R$ 11.27 at March 31, 2008).

b) Dividends and interest on shareholders’ equity

In accordance with the Company’s articles of incorporation, shareholders are entitled to minimum mandatory dividends of 25% of the net income for the period adjusted under the terms of article 202 of the Corporation Law.

Based on the expected generation of future income in the 2008 year, the Board of Directors approved in the meeting held on January 28, 2008, the Dividend Policy for 2008 whereby, without prejudice to the Company’s’ articles of incorporation, the quarterly interim distribution of dividends in the fixed amount of R$ 0.18 (thirty five cents of reais), per quarter, per common and preferred share of the Company, according to Law No. 9249 of December 26, 1995, was made.

15. Shareholders’ Equity (Continued)

c) Treasury shares

The Board of Directors at the meeting held on January 28, 2008, approved a preferred shares repurchase program aiming to enable the Company to achieve important opportunities of value enhancement for holding in treasury and subsequent disposal or cancellation, without capital reduction. The total quantity to be acquired is up to a total of 5.000.000 shares (5 million) representing to 5.3% of the Company’s preferred shares, in accordance with the disposals of Brazilian Securities and Exchange Commission (CVM) Instructions No. 10/80. The maximum term for the performance of the transaction is of 365 days counted from January 28, 2008. During the second quarter of 2008, the Company acquired 824,700 preferred shares (749,500 shares in the first quarter of 2008) at the average acquisition cost of R$ 24.63 (R$ 27.84 at March 31, 2008), recorded in the equity, as Treasury shares, totaled R$ 41,180 with a market value, on June 30, 2008, of R$ 28,210.

16. Segment Revenue Information

The Company operates domestic and international flights. The geographic information for gross revenues, presented below, was calculated based on the passenger and cargo revenues based at the place of origin of their transportation.

	04.01.2008		01.01.2008		04.01.2008		01.01.2008
	to		to		to		to
	06.30.2008%		06.30.2008%		06.30.2008%		06.30.2008%

Domestic	1,380,723	90.9	2,857,274	89.6	1,109,478	93.1	2,100,900	92.5
International	138,632	9.1	330,829	10.4	81,933	6.9	171,027	7.5

	1,519,355	100.0	3,188,103	100.0	1,191411	100.0	2,271,927	100.0

17. Costs of Services Rendered, Sales and Administrative Expenses

2Q08	Consolidated

	04.01.2008 to 06.30.2008					04.01.2007 to 06.30.2007

	Costs of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	213,810	-	31,163	244,973	14.0	177,743	13.8
Aircraft fuel	733,642	-	-	733,642	41.8	496,193	38.6
Aircraft leasing	175,811	-	-	175,811	10.0	158,366	12.3
Sales and marketing	-	122,378	-	122,378	7.0	99,993	7.8
Aircraft and traffic servicing	67,612	-	41,870	109,482	6.2	85,942	6.7
Landing fees	94,112	-	-	94,112	5.4	76,502	6.0
Maintenance materials and repair	107,994	-	-	107,994	6.2	70,289	5.5
Depreciation and amortization	28,329	-	7,312	35,641	2.0	22,566	1.8
Other operating expenses	107,800	-	23,114	130,914	7.4	96,406	7.5

	1,529,110	122,378	103,459	1,754,947	100.0	1,284,000	100.0

1S08	Consolidated

	01.01.2008 to 06.30.2008					01.01.2007 to 06.30.2007

	Costs of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	423,875	-	61,780	485,655	14.3	309,395	13.8
Aircraft fuel	1,397,774	-	-	1,397,774	41.1	857,491	38.3
Aircraft leasing	362,691	-	-	362,691	10.7	268,200	12.0
Sales and marketing	-	262,585	-	262,585	7.7	162,364	7.3
Aircraft and traffic servicing	142,122	-	84,805	226,927	6.7	157,881	7.1
Landing fees	180,412	-	-	180,412	5.3	125,261	5.6
Maintenance materials and repair	168,582	-	-	168,582	5.0	122,750	5.5
Depreciation and amortization	60,432	-	7,312	67,744	2.0	42,159	1.9
Other operating expenses	209,808	-	39,008	248,816	7.3	192,248	8.6

	2,945,696	262,585	192,905	3,401,186	100.0	2,237,749	100.0

In June 30, 2008, aircraft fuel expenses include R$ 32,676 of gains arising from results on the transactions with derivative financial instruments represented by fuel hedge contract results expired and measured as effective to hedge the expenses against fuel price fluctuations.

18. Net Financial Income

	Parent Company		Consolidated

	04.01.2008	01.01.2008	04.01.2008	01.01.2008
	to	to	to	to
	06.30.2008	06.30.2008	06.30.2008	06.30.2008

Financial Expenses:
Interest on loans	(20)	(20)	(41,249)	(95,333)
Foreign exchange variations on liabilities	(18,310)	(84,522)	(73,945)	(170,804)
Losses on financial instruments	-	-	(8,325)	(8,843)
CPMF tax	-	-	-	(673)
Monetary variations on liabilities	-	-	(365)	(1,114)
Other	(2,248)	(4,029)	(15,276)	(26,821)

	(20,578)	(88,571)	(139,160)	(303,588)

Financial income:
Interest and gains on financial investments	8,171	10,794	23,300	35,826
Foreign exchange variations on assets	55,158	88,266	161,044	297,694
Gains on financial instruments	11,422	17,559	-	15,720
Capitalized interest	-	-	5,976	15,294
Interest on shareholders’ equity	11,215	22,431	-	-
Monetary variations on assets	-	-	676	1,382
Other	1,086	1,389	8,653	19,168

	87,052	140,439	199,649	385,084

Net financial income	66,474	51,868	60,489	81,496

	Parent Company		Consolidated

	04.01.2007	01.01.2007	04.01.2007	01.01.2007
	to	to	to	to
	06.30.2007	06.30.2007	06.30.2007	06.30.2007

Financial Expenses:
Interest on loans	(2)	(2)	(39,886)	(66,910)
Foreign exchange variations on liabilities	(17,686)	(36,629)	(12,876)	(18,954)
Losses on financial instruments	-	-	(5,243)	(29,200)
CPMF tax	(1,228)	(1,505)	(4,767)	(7,438)
Monetary variations on liabilities	-	-	(761)	(1,445)
Interest on shareholders’ equity	(34,792)	(68,400)	(34,792)	(68,400)
Other	22	(114)	(12,967)	(22,005)
	(53,686)	(106,650)	(111,292)	(214,352)

Financial income:
Interest and gains on financial investments	7	7	31,941	62,732
Foreign exchange variations on assets	17,182	27,429	37,919	45,248
Gains on financial instruments	10,121	27,618	40,938	98,753
Capitalized interest	-	-	4,089	8,706
Interest on shareholders’ equity	11,387	22,773	-	-
Monetary variations on assets	837	861	1,848	3,436
Other	-	5	5,963	7,783

	39,534	78,693	122,698	226,658

Net financial income	(14,152)	(27,957)	11,406	12,306

19. Commitments

The Company and its subsidiaries lease operating aircraft and engines and rent airport terminals, other airport facilities, offices and other equipment. At June 30, 2008, the Company and its subsidiaries maintained operational lease agreements of 112 aircraft, being 78 from GOL and 34 from VRG (79 aircraft from GOL and 35 from VRG in March 31, 2008), with expiration dates from 2008 to 2020.

The Company has a purchase contract with Boeing for the acquisition of Boeing 737-800 Next Generation aircraft. At June 30, 2008, there were 98 firm orders and 40 purchase options. The firm orders have an approximate value of R$ 10,943,287 (corresponding to US$ 6.9 billions) based on the aircraft list price, including estimated amounts for contractual price escalations during the phase of the aircraft construction. The Company has been making initial payments arising from the construction phase for aircraft acquisitions using own proceeds from initial share offerings, loans and supplier financing. The commitments arising from the aircraft acquisition include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to approximately 85% of the total cost of the aircraft.

The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 71,650 (US$ 45.0 million) for aircraft leasing contracts guarantee and R$ 209,951 (US$ 131.9 million) for obligations related to maintenance of leased assets.

The following table provides the current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of June 30, 2008:

						After
	2008	2009	2010	2011	2012	2012	Total

Operating lease commitments	281,291	536,923	480,089	464,905	419,420	1,130,157	3,312,785
Pre-delivery deposits	145,128	161,479	141,191	187,851	230,855	107,984	974,488
Aircraft purchase commitments	506,895	1,523,136	1,700,171	1,231,142	1,627,163	4,354,780	10,943,287

Total	933,314	2,221,538	2,321,451	1,883,898	2,277,438	5,592,921	15,230,560

20. Employees

The Company keeps a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company, its business units and individual performance goals. At June 30, 2008, considering the non-achievement of the goals established by the Company, no provision was formed.

At December 20, 2007, the Board of Directors, within the scope of its functions and in conformity with the Company’s Stock Option Plan for 2008, approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$ 45.46 per share.

The stock option transactions are summarized below:

	Stock	Weighted average
	options	price exercised

Outstanding at March 31, 2008	432,153	48,38
Canceled	(26,777)	50,00
Outstanding at June 30, 2008	405,376	48,29

Quantity of options to be exercised at March 31, 2008	91,013	44,97
Quantity of options to be exercised at June 30, 2008	84,082	44,86

The weighted average fair value of the outstanding stock options is R$ 22.28 at June 30, 2008 (R$ 24.53 at March 31, 2008) and was estimated based on the Black-Scholes stock option pricing model, assuming a 2.90 % dividend payment, an estimated volatility of 49.13%, a weighted average risk free rate of 11.81 % and average maturity of 3.46 years.

If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of period would have been R$ 547 lower (R$ 417 in sencond quarter of 2007 and R$ 1,562 in the year of 2007).

20. Employees (Continued)

The exercise price range and the remaining weighted average maturity of the outstanding options, as well as the exercise price range for the options to be exercised at June 30, 2008 are summarized below:

Outstanding Options				Options to be exercised

	Quantity of	Remaining		Quantity of
	outstanding	weighted	Weighted	options to be	Weighted
Exercise price	options at	average	average	exercised	average
range	06.30.2008	maturity	exercise price	at 06.30.2008	exercise price

33.06	59,839	1.50	33.06	36,691	33.06
47.30	77,424	2.50	47.30	30,274	47.30
65.85	85,583	3.50	65.85	17,117	65.85
45.46	182,530	4.50	45.46	-	45.46

33.06-65.85	405,376	3.46	48.29	84,082	44.86

21. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, since its revenues are generated in Reais and the Company has significant commitments in U.S. dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary GOL are shareholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

21. Derivative Financial Instruments (Continued)

a) Fuel price risk

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the second quarter of 2008 and 2007 represented approximately 41.8% and 38.6% of the Company’s operating, selling and administrative expenses, respectively. To manage these risks, the Company periodically uses futures contracts, swaps and oil and oil-products options to manage those risks. The subject matter of fuel hedge is fuel operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which make oil derivatives effective in hedging oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company’s derivatives contracts, at June 30, 2008 and 2007, are summarized as follows (in thousands, except when indicated):

	06.30.2008	03.31.2008

Fair value of derivative financial instruments at year end	R$ 25,060	R$ 16,600
Average term (months)	3	2
Hedged volume (barrels)	2,562,000	1,456,000

Period ended June 30:	2008	2007

Gains with hedge effectiveness recognized as aircraft fuel expenses	R$ 35,787	-
Gains (Losses) on hedge ineffectiveness recognized as financial expenses	R$ (908)	R$ 2,428
Current percentage of hedged consumption (during the period)	55%	56%

The Company utilizes derivative financial instruments for short and long-term time frames and holds positions for future months. At June 30, 2008 the Company has a combination of purchased call options, collar structures, and swap agreements in place to hedge approximately 55% and 19% of its aircraft fuel requirements for the third quarter of 2008 and fourth quarter, at average oil equivalent price of approximately US$ 131.91 and US$ 132.72 per barrel.

21. Derivative Financial Instruments (Continued)
a) Fuel price risk (Continued)

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes in fair market value of effective hedges accounted for in shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized in the statement of income adjusting aircraft fuel expenses. The Company is exposed to the risk that periodic changes in the fair value of derivative instruments contracted will not be effective to offset fuel price variations, or that unrealized gains or losses of derivative instruments contracted will no longer qualify to remain under shareholders’ equity. As derivative financial instruments become ineffective, the agreements are recognized in the statement of income for the period.

Ineffectiveness is inherent in hedging fuel with derivative instruments based on other oil related commodities, especially given the recent volatility in the prices of refined oil products. When the Company determines that specific hedges will not regain effectiveness in the time period remaining until settlement, any changes in fair value of the derivative instruments are recognized in the statement of income for the period in which the change occurs.

21. Derivative Financial Instruments (Continued)
a) Fuel price risk (Continued)

At June 30, 2008, the Company recognized R$ 35,787 (US$ 22,481) of gains in fuel expenses, net, related to the effectiveness of terminated hedge contracts and R$ 908 (US$ 570) of net losses in financial expenses, related to the ineffectiveness of its hedges and losses in accounting of certain hedge instruments. At June 30, 2008 there was an unrealized fuel hedge gain of R$ 18,115 (R$4,410 in March 31, 2008) referring to the effective portion of the contracted hedges for future periods recorded in shareholders’ equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: fuel price

Exchange market
Purchased futures contracts

	3Q08	4Q08	Total

Nominal volume in barrels (thousands)	1,919	643	2,562
Nominal volume in liters (thousands)	305,083	102,224	407,307

Future agreed rate per barrel (USD)*	131.91	132.72	132.11

Total in Reais **	402,959	135,853	538,812

* Weighted average between the strikes of the collars and callspreads.
** The exchange rate at 06/30/2008 was R$ 1.5919 / US$ 1.00

b) Exchange rate risk

At June 30, 2008 the main assets and liabilities denominated in foreign currency recorded in the balance sheet are related to aircraft leasing and funding instruments to finance acquisition operations.

21. Derivative Financial Instruments (Continued)
b) Exchange rate risk (Continued)

The Company’s foreign exchange exposure at June 30, 2008 is set forth below:

	Consolidated

	06.30.2008	03.31.2008

Assets
Cash, cash equivalents and financial investments	462,354	500,222
Accounts receivable from lease companies	114,103	123,579
Deposits for aircraft leasing contracts	93,197	14,825
IATA deposits (Compensation chamber)	29,603	12,936
Prepaid leasing expenses	7,959	30,289
Other	19,749	39,045

	726,965	720,896
Liabilities
Foreign suppliers	53,014	44,889
Operating leases payable	9,964	7,839
Insurance premium payable	-	19,395

	62,978	72,123

Foreign exchange exposure in R$	663,987	648,773
Total foreign exchange exposure in US$	417,103	370,918

Obligations not recorded in the balance sheet
Future obligations in US$ arising from operating lease agreements	3,312,785	3,444,021
Future obligations in US$ arising from firm orders for aircraft purchase	10,943,287	8,053,026

	14,256,072	11,497,047
Total foreign exchange exposure in R$	14,920,059	12,145,820

Total foreign exchange exposure in US$	9,372,485	6,944,040

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with U.S. Dollar futures contracts and U.S. Dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expense accounts that are the subject matter of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

21. Derivative Financial Instruments (Continued)
b) Exchange rate risk (Continued)

Company’s Management believes that the derivatives it uses are extremely correlated to the U.S. Dollar/Real foreign exchange rate variation, thus providing short-term hedge against foreign exchange rate changes. The Company classifies hedge for exposure to U.S. Dollar variations as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period in which the estimated expenses which are the subject matter of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Income or Expenses until the period the hedged item is recognized in the statement of income, when they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial income or expense. The U.S. Dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow method; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted for and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	06.30.2008	03.31.2008

Fair value of financial derivative instruments at year end	R$ 1,853	R$ 4,578
Longest remaining term (months)	18	9
Hedged volume	273,000	223,750

Period ended June 30:	2008	2007

Hedge effectiveness losses recognized in operating expenses	R$ (7,510)	R$ (8,305)
Hedge ineffectiveness losses recognized in financial expenses	R$ (1,550)	R$ (1,219)
Percentage of expenses hedged during the year	51%	50%

21. Derivative Financial Instruments (Continued)
b) Exchange rate risk (Continued)

At June 30, 2008, the unrealized losses of exchange rate hedge transactions measured as effective and recorded in shareholders’ equity totaled R$ 6,547 (R$138 of losses at March 31, 2008).

Market risk factor: Exchange rate

Exchange market

Purchased futures contracts

	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09	Total

Nominal value in dollars	228,250	126,750	12,000	13,500	9,000	12,000	401,500

Futures contracted rate	1.92	2.10	2.00	2.00	2.00	2.00	1.99

Total in Reais	438,240	266,175	24,000	27,000	18,000	24,000	798,985

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company management believes that the risk of not receiving the owed amounts by its counterparties in the derivative operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of operating lease agreements. At June 30, 2008, the Company contracted derivatives through swap-lock contracts to protect itself from interest rate oscillations of its aircraft leasing contracts. The market value changes are recognized in the period as financial income (expense) for the instruments not considered as hedge while those that are considered hedge, the effective portions of the fair value are registered on shareholders’ equity until the date when the cash flow hedge impact the result.

21. Derivative Financial Instruments (Continued)
d) Interest rate risk(Continued)

In the second quarter of 2008, the Company settled interest swap-lock derivatives to protect itself from oscillations of international interest rates. On June 30 2008, for financial instruments designed as cash flow hedges, the Company had contracts in the nominal amount of R$ 96,429 (US$ 60,575) and recognized R$ 182 (US$ 114), net of taxes in “comprehensive income”

For interest rate derivatives not designated as hedges, on June 30 2008, the Company had contracts in the nominal amount of R$ 309,625 (US$ 194,500) and recognized R$ 5,992 (US$ 3,816) of net gains resulting from market value fluctuations were recognized in financial income.

The Company’s results are also affected by changes in the interest rates prevailing in Brazil, incident on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of derivative financial instruments contracted in Brazil, market value of prefixed securities denominated in reais and the remuneration of cash and financial investments balance. The Company uses Interbank Deposit futures contracts of the Brazilian Mercantile and Futures Exchange (BM&F) to protect itself against domestic interest rate impacts on the prefixed portion of its investments. At June 30, 2008, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 1,500 (R$61,450 at June 30, 2007) with periods of up to 16 months, with a fair market value of R$ 1 (R$ 24 at June 30, 2007), corresponding to the last owed or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial income in the same period they occur.

21. Derivative Financial Instruments (Continued)

e) Derivatives contracts used in cash management

The Company utilizes derivative financial instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered with the CETIP (Clearing House for Private Sector Securities) with the objective of investing cash at fixed rates. At June 30, 2008, the total amount invested in boxes was R$ 5,673 with average term of 461 days. The Company utilizes swap contracts with first-tier banks to change the remuneration of part of its short-term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rates to a percentage of the CDI and investments in U.S. Dollar denominated securities are swapped from U.S. Dollar based remuneration to Reais plus a percentage of CDI rate. At June 30, 2008, the notional amount of fixed-rate swaps to CDI was R$ 5,600 with a market value of R$ 207 and had no foreign exchange swap transactions. The changes in fair value of these swaps are reflected in the statement of income in the period in which the change occurs.

22. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. At June 30, 2008 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	5,851,821	3,675,998
Civil Liability per occurrence/aircraft	2,785,825	1,750,000
Warranty – Hull/War	5,851,821	3,675,998
Inventories	318,380	200,000

By means of Law No. 10744, dated October 09, 2003, the Brazilian government undertook to supplement possible civil liability expenses before third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL and VRG may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion U.S. dollars.

23. Subsequent Event

On July 30, 2008, the Company, in compliance with Paragraph 4, Article 157, Law no. 6.404/76 and CVM Instruction no. 358/02, submitted to the National Civil Aviation Agency (Anac) a request for authorization for a corporate restructuring (“the Reorganization”) of its subsidiaries, Gol Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), aiming to combine them into a single airline company which will respect VRG and GTA’s current rights and obligations, maintaining the “GOL” and “VARIG” brands. The proposed Reorganization aims to optimize the group operational structure, increase the financial and operational efficiency and improve service offerings.

The acquisition of VRG by GTI S.A., a wholly-owned subsidiary of GTA, was approved by the Brazilian Antitrust Agency (Cade) on June 25, 2008. The effective consummation of the Reorganization is dependent upon Anac’s approval, under the terms of Article 186 of the Brazilian Aeronautics Code and other preceding conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.